EXHIBIT 99.1

DEFSEC Announces Commercial Release of Its Next-Generation Lightning™ Real-Time Situational Awareness System For Critical Incident Response

•	Turn-key cloud-hosted solution, compatible with existing smart devices
•	Based on the proven "Team Awareness Kit" (TAK) software, used by the U.S. and Canadian military and other NATO allies
•	Company pricing and market opportunity disclosed
•	Initial customer onboarding underway
•	Multiple patents pending
•	Full features and specifications available at www.defsectec.com
•	Strong dual-use technology with military application including Arctic operations

OTTAWA, ON, May 6, 2026 /CNW/ - DEFSEC Technologies Inc. (TSXV: DFSC) and (TSXV: DFSC.WT.U) (NASDAQ: DFSC) and (NASDAQ: DFSCW) (DEFSEC or the Company) today announced the commercial release of its LightningTM real-time situational awareness system for faster, coordinated response within and across responder agencies during critical incidents.

DEFSEC LIGHTNING Next-Generation Real-Time Situational Awareness System for Critical Incident Response (CNW Group/DEFSEC Technologies Inc)

"Following the early adoption and onboarding of our first subscription customer, an Ontario border police agency, we are pleased to announce today the commercial release of DEFSEC LightningTM  along with a compelling scaled pricing model aligned with public safety mission requirements," said Sean Homuth, DEFSEC President and CEO. "The system is designed for simplicity and easy on-boarding, with virtually zero time to value and tools specifically for first responders".

DEFSEC LightningTM is a turnkey, cloud-hosted TAK-based SaaS (Software as a Service) platform that gives every officer, medic and firefighter a real-time common operating picture on the device in their pocket, vehicle or command centers.

The platform builds on the widely adopted Team Awareness Kit ecosystem used by the U.S. and Canadian military and key allied nations, while removing the deployment and operational complexity that has historically limited adoption by civilian agencies.  The system builds on DEFSEC's track record of TAK development for North American militaries and is designed to eliminate the need for dedicated hardware, software installation, or internal IT management, enabling rapid deployment and operational readiness.

Core Capabilities

DEFSEC LightningTM provides an integrated set of mission-critical capabilities, including:

•	Real-time location tracking (Blue Force Tracking): Continuous geo-location of responders and assets on a shared operational map.
•	Secure multimedia communications: encrypted text, voice, photo, and video, integrated into a unified interface - replacing voice-only radio relay with a full multimedia common operating picture.
•	Encrypted data and imagery from any source - including video from drones, surveillance cameras, body-worn cameras, fixed sensors, and sniper scopes - fused into the same map that every responder sees.
•	Interoperability: seamless coordination both within and across agencies during joint operations.
•	Operationally optimized interface: role-based user experience for front-line responders with minimal training requirements.
•	Scalable cloud infrastructure with a battery-aware wake-up function - configured so a 50-officer detachment and a 30,000-officer metro service can run on the same platform, and an officer's phone isn't dead by hour three of a shift.

Mission-Specific Toolkits

In addition to its core platform, DEFSEC LightningTM includes specialized apps tailored to public safety workflows, including:

•	GSAR (Ground Search And Rescue): a unique toolkit designed to vastly improve the efficiency and effectiveness of GSAR operations.
•	TAK-enabled Sniper and Surveillance (T-SAS): live spotter-scope video distribution from observation systems across the command chain over any available communications system.
•	Geofenced incident call-out: Automated notification and activation of responders within defined geographic areas. Commanders draw an area on the map and LightningTM instantly messages every responder inside it, alerting them to the incident even if they aren't logged in at the time, while also protecting data sovereignty and privacy. Closes the gap between an incident breaking and the right responders having the right information immediately.

Technical Architecture and Deployment

More information on the architecture, design and security features of DEFSEC LightningTM  is available on the Company's website at www.defsectec.com .

Pricing and Market Opportunity

DEFSEC LightningTM is offered on a subscription basis ranging from approximately CAD $15 to $50 per end-user device per month, depending on configuration, scale and service level response time.

The Company estimates the addressable market as follows:

•	Sworn police (U.S. & Canada): ~779,000 officers, representing an estimated CAD $140 million to $467 million annual recurring revenue opportunity (TAM.1)
•	Total first responders (North America): ~2.5M+ uniformed personnel including fire and EMS/paramedic services, representing an estimated CAD $450 million to $1.5 Billion+ annual recurring opportunity (TAM2).

Go-to-Market Advantage

DEFSEC enters the market with an established footprint in the public safety sector through its ARWEN® less-lethal product line, which is currently deployed across Canadian and U.S. law enforcement and corrections agencies. "DEFSEC LightningTM extends our existing relationships by adding a critical digital capability alongside our trusted field equipment", said Sean Homuth.

Expansion into Defence Applications

In addition to public safety markets, the Company believes DEFSEC LightningTM has applicability across defence use cases, including the Canadian Armed Forces (CAF) , Reserve units, and joint Arctic operations.

The platform is designed to operate in low-bandwidth environments and support interoperability between  military, law enforcement, disaster relief, and search-and-rescue organizations.  This aligns with Canada's ongoing modernization priorities in the North, and could provide a leap-ahead in coordinated interoperability across agencies in joint Arctic operations.

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The company also has a new proprietary less-lethal product line branded PARA SHOTTM with applications across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

For more information, please visit https://www.defsectec.com

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "have sight of", "believe", or "continue", the description of "optimism", " momentum" or "interest",  the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company's public filings. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities in 2026 based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other risks and factors described  in its public filings; interest in DEFSEC LightningTM or other products and services as well as timing of full implementation or commercial release thereof; the Company's estimates of increases to annualized gross margin on a go-forward basis and extent thereof, if any; the stage of scaled production for the PARA SHOTTM technology into new training cartridges and timing of release thereof; and management's belief that its extensive customer base of law enforcement agencies for ARWEN throughout North America is a ready market for its new products like PARA SHOTTM as well as DEFSEC LightningTM.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or fiscal 2026 forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products in fiscal 2026 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOTTM products, inability to commercialize DEFSEC's Battlespace Laser Identification Sensor System (BLISS), inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOTTM products, delay or inability to launch DEFSEC's Lightning SaaS offering, lower than expected or delayed demand for DEFSEC's BLISS, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defence and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of DEFSEC to implement and execute its business strategies; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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[1] Statista, 2022 (≈708,001 full-time sworn officers at state and local agencies). Canada: Statistics Canada, Police Personnel and Selected Crime Statistics, 2023 (71,472 sworn officers as of May 15, 2023).
[2] Aggregates sworn law enforcement (≈708K U.S. + ≈71K Canada per sources above), U.S. career and volunteer firefighters (NFPA U.S. Fire Department Profile, 2020: ≈364,300 career and ≈676,900 volunteer), and U.S. EMTs/paramedics (U.S. Bureau of Labor Statistics, Occupational Employment and Wage Statistics, May 2022: ≈167,720 EMTs and additional paramedics; broader EMS workforce estimates reach ≈855,000 per NASEMSO). Canadian fire and EMS personnel add an estimated ≈150K-200K. Volunteer firefighters included as addressable users on shared incidents.

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SOURCE DEFSEC Technologies Inc

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For further information: For further information, please contact: Sean Homuth, President and Chief Executive Officer, 613 863-1255, homuth@defsectec.com

CO: DEFSEC Technologies Inc

CNW 17:01e 06-MAY-26